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                                                                Exhibit (a)(4)


                     [THE FORTRESS GROUP, INC. LETTERHEAD]

                            THE FORTRESS GROUP, INC.
            1650 TYSONS BOULEVARD, SUITE 600, MCLEAN, VIRGINIA 22102

Dear Fellow Stockholder:

     I am pleased to inform you that on June 17, 2002, The Fortress Group, Inc. entered into a Plan and Agreement of Merger with Lennar Corporation and its wholly-owned subsidiary. Under this agreement, the Lennar subsidiary has commenced a cash tender offer to purchase all of the issued and outstanding shares of Fortress Common Stock at a purchase price of $3.68 per share in cash.

     Following the successful completion of this cash tender offer, in accordance with the terms of the Merger Agreement, the Lennar subsidiary will merge with Fortress and Fortress will become a wholly owned subsidiary of Lennar. Each share of Fortress Common Stock not purchased in such cash tender offer will be converted in the merger into the right to receive $3.68 per share in cash, without interest. Concurrent with the signing of the Merger Agreement, Lennar, Prometheus Homebuilders LLC and Robert Short entered into a Securities Purchase Agreement pursuant to which Lennar purchased 21.7% of the outstanding Fortress Common Stock and all of the Fortress Class AAA Preferred Stock, and acquired or agreed to acquire on August 1, 2002 warrants which, if exercised, and taking into account the voting power of the Class AAA Preferred Stock, would increase Lennar's voting power to a substantial majority of all the votes which can be cast by Fortress stockholders.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE CASH TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, FORTRESS AND ITS STOCKHOLDERS, AND RECOMMENDS THAT ALL FORTRESS STOCKHOLDERS ACCEPT THE CASH TENDER OFFER AND TENDER THEIR SHARES PURSUANT TO THE CASH TENDER OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of UBS Warburg to the effect that the $3.68 per share cash consideration to be received by the unaffiliated holders of Fortress Common Stock in the cash tender offer and the merger is fair, from a financial point of view, to such holders.

     In addition to the attached Schedule 14D-9 relating to the cash tender offer, you should have already received from Lennar its Offer to Purchase, dated June 20, 2002, together with related materials, including a Letter of Transmittal to be used for tendering your shares of Fortress Common Stock in the cash tender offer. These documents set forth the terms and conditions of the cash tender offer and merger and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

     On behalf of your Board of Directors, I thank you for your continued support.

                                          Sincerely yours,

                                          GEORGE C. YEONAS,
                                          President and Chief Executive Officer

McLean, Virginia
June 27, 2002